Exhibit 10.8

SlipChip Corporation 118 N. Clinton Street, Suite 205 Chicago, IL 60661

December 1, 2014

Karen Flick, Ph.D., J.D.

Dear Karen,

It is with great enthusiasm that I offer you the position of IP Counsel of SlipChip Corporation (the “Company”) reporting to the Chief Executive Officer. In this position, you will be expected to lead all elements related to creating and maintaining the Company’s intellectual property. Specific elements include:

•	Development of an over-arching intellectual property strategy;

•	Prosecution of ongoing intellectual property portfolio, leveraging our outside counsel as needed;

•	Identification of new opportunities for intellectual property prosecution within the Company in collaboration with the research and development team;

•	Expansion of our Freedom to Operate analysis across a range of technologies;

•	Support for the Company’s licensing activities, particularly as it relates to intellectual property;

•	Support of the Company’s partnership activities, particularly as it relates to intellectual property;

On a broader level, you will be expected to contribute across a wide range of areas that relate to the ongoing strategy and tactics of the Company.

We are pleased to offer you a base pay at the rate of $225,000 per year and an annual bonus opportunity up to 20% of your base compensation with the actual amount of bonus awarded based on the achievement of objectives that will be established with you on an annual basis. You must remain an active employee through the end of any given calendar year in order to earn a bonus for that year. Your salary and any bonus payment will be subject to payroll deductions and applicable withholdings. Of course, the Company may change your compensation, position, duties and work location from time to time in its discretion.

In addition, you will be issued stock options for 43,318 shares of common stock, subject to a formal Board Resolution, which is equivalent to approximately 0.33% of the outstanding shares of the Company. The exercise price per share will be determined by the Board of Directors at its first meeting after you become an employee as representing the current fair market value of the Common Stock, which is anticipated to be $0.63 per share based on a recent valuation by Silicon Valley Bank. Subject to your continuing to be an employee, the options will vest over the four year period following your employment start date as follows: 25% vesting on the twelve (12) month anniversary of your start date and the remainder vesting monthly over the following 36 month. The terms of your options will be subject to your grant agreement and the Company’s standard terms and conditions under its option plan.

SlipChip Corporation 118 N. Clinton Street, Suite 205 Chicago, IL 60661

In addition, subject to Board review and approval, The Company, to the extent permitted by its Articles and By Laws, shall indemnify you for all claims, losses, expenses, costs, obligations, and liabilities of every nature whatsoever incurred by you to any Third Party as a result of your acts or omissions as an employee of the Company, but excluding from such indemnification any claims, losses, expenses, costs, obligations, or liabilities incurred by you as a result of your bad faith, willful misconduct or gross negligence. Our intention will also be to add you to a Director’s and Officers policy, which we intend to obtain commensurate with the Company’s planned “Series B” venture capital financing.

You will be eligible for the standard benefits of the Company (pursuant to the terms and conditions of the benefit plans and applicable policies), which includes health insurance. Currently, the company offers California BCBS Ultimate PPO. The Company reserves the right to change or otherwise modify, in its sole discretion, the benefits offered to employees to conform to the Company’s general policies and plans as they may be changed from time to time.

As a SlipChip employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement, which prohibits unauthorized use or disclosure of SlipChip proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Normal business hours are from 8:30 a.m. to 5:30 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

Your employment with the Company will be “at will.” You may terminate your employment with SlipChip at any time and for any reason whatsoever simply by notifying SlipChip. Likewise, SlipChip may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of SlipChip.

This offer is contingent upon a satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with SlipChip. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of SlipChip.

SlipChip Corporation 118 N. Clinton Street, Suite 205 Chicago, IL 60661

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me by December 5th, 2014 if you wish to accept employment at SlipChip under the terms described above. If you accept our offer, we would like you to start no later than January 15th, 2015. If you have not accepted our offer by December 5th, this offer will expire. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this letter agreement and the attached documents, if any.

Please feel free to call me at (312) 550-5600 if I can answer any questions or clarify any items in this offer. We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Brian Coe

Brian Coe
Chief Executive Officer

Accepted:

/s/ Karen Flick
Karen Flick, Ph.D., J.D.

1 December 2014
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